Exhibit 3.24

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

CGGVeritas Services (U.S.) Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation (with amendments) of said Corporation to be effective April 30, 2013 declaring said amendment to be advisable und asking the stockholders of the Corporation for consideration. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation (with amendments) of this Corporation be amended by changing the Article thereof numbered “1” so that, as amended, and effective upon the date such amendment is accepted and filed by the Delaware Department of State, said Article shall be read as-follows:

“The name of the corporation is CGG Services (U.S.) Inc.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the Stockholders of said Corporation was duly called and held in accordance with section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of stock as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 30 day of April 2013.

By:	/s/ Vince Thielen
Vince Thielen
SVP Finance & Services and Treasurer